James W. Griffith
President & Chief Executive
Officer
The Timken Company
Mail Code: GNE-17
1835 Dueber Avenue, S.W.
P.O. Box 6928
Canton, OH 44706-0928 U.S.A.
Telephone: (330) 471-6399
Facsimile: (330) 471-4041

June 29, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010
Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2008 Filed February 26, 2009 Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed May 7, 2009 File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of June 12, 2009, regarding your review of the filings referenced above for The Timken Company (the “Company”) and our response on May 26, 2009 to your previous correspondence. For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Net Income (Loss) Attributable to Noncontrolling Interest, page 24
1.	In your letter dated May 26, 2009, you told us you had a $6.1 million overstatement of impairment charges in your December 31, 2008, statement of operations. It is unclear to us whether this error was identified prior to the filing of your 2008 Form 10-K. Please advise when you discovered the error. Based on your response, you found the error immaterial to the 2008 financial statements. In order to correct this error in your previously filed 2008 annual financial statements, you chose to take the entire amount and record it as a benefit through the income statement in the first quarter of 2009. The result of this caused what otherwise would have been a loss of $5.3 million attributable to Timken to be reported as net income of $870,000. We note this correction of an error was not disclosed in the footnotes to the financial statements in your Form 10-Q, in management’s discussion and analysis, in your press release dated April 27, 2009, or in any other public forum.

In your response, you refer to paragraph 29 of APB No. 28 and state you evaluated the impact of the error on the 2009 first-quarter results and concluded it was not material relative to the estimated full-year results for

June 29, 2009
The Timken Company

2009. However, it is not clear to us how you reached this conclusion and, moreover, paragraph 29 of APB No. 28 requires separate disclosure of changes that are material to an interim period. It is unclear to us how you would conclude it was appropriate to not include any disclosure of a correction of such magnitude ($5.3 million loss to an $870,000 gain).
SAB 99 refers to FASB Concepts Statement 2 and states, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Among the considerations discussed in SAB 99 are “whether the misstatement masks a change in earnings or other trends” and “whether the misstatement changes a loss into income or vice versa.” Please tell us how you reached the conclusion to omit any disclosure of this error from the footnotes to the financial statements in your Form 10-Q, management’s discussion and analysis, and your press release dated April 27, 2009.
SAB 108 addresses a circumstance where an error is immaterial to prior year financial statements, but the correction of the error through current period income would materially misstate current period financial statements. In that case SAB 108 indicates the “prior year financial statements should be corrected even though such revision previously was and continues to be immaterial to the prior year financial statements,” with amended reports not required in some cases. Please tell us how you evaluated this guidance and how you concluded it was appropriate to correct the error in 2009 by recording the entire benefit in first quarter income with no clarifying disclosure.
During the fourth quarter of 2008, the Company recorded a goodwill impairment loss of $48.8 million ($42.2 million after-tax) related to the Mobile Industries segment. On January 29, 2009, the Company released earnings for the fourth quarter and full-year of 2008. The operating results included in the earnings release reflected the $48.8 million goodwill impairment loss. During the week of February 9, 2009, subsequent to the Company’s January 29, 2009 earnings release, but prior to the filing of the Company’s Form 10-K for 2008, the Company determined that $6.1 million of the goodwill impairment loss recorded in the fourth quarter was attributable to noncontrolling interests, and thus the Company should have recorded offsetting income of $6.1 million to Other income (expense) — net (the income statement presentation for minority interest prior to 2009) on the Consolidated Statement of Income and reduced the Company’s minority interest liability on the Consolidated Balance Sheet. Management of the Company elected not to record the adjustment at that time as it concluded that it was immaterial to the Company’s 2008 financial statements, then-projected 2009 financial statements and related trends in earnings. The Company evaluated the effect of this misstatement from a qualitative and quantitative standpoint in accordance with the provisions of SEC Staff Accounting Bulletin No. 99 (SAB No. 99), “Materiality,” SEC Staff Accounting Bulletin No. 108 (SAB No. 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” Statement of Financial Accounting Standards No. 154 (SFAS No.

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The Timken Company

154), “Accounting Changes and Error Corrections,” and Accounting Principles Board Opinion No. 28 (APB No. 28), “Interim Financial Reporting.”
From a quantitative standpoint, the Company concluded the misstatement only represented approximately 1.4% of 2008 full-year Income from Continuing Operations before Income Taxes, which the Company did not consider to be material to 2008 earnings. [The Company advises the Staff that the remainder of this paragraph is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83.]
In addition, the Company considered the following qualitative factors in relation to 2008 actual results and projected 2009 fiscal year earnings:
•	The misstatement did not mask a change in earnings or other trends. Specifically, full year Income from Continuing Operations before Income Taxes increased by $143.3 million from $282.3 million for the year ended December 31, 2007 to $425.6 million for the year ended December 31, 2008, while Income from Continuing Operations before Income Taxes decreased by $110.7 million from $68.2 million for the fourth quarter of 2007 to a loss of $42.5 million for the fourth quarter of 2008. [The Company advises the Staff that the remainder of this paragraph is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83.]

•	The misstatement did not hide a failure to meet analysts’ consensus expectations for the enterprise. Specifically, the Company provides its estimates of future earnings per share on an adjusted basis, excluding special items. As a result, analysts who track the Company’s performance formulate their estimates on an adjusted basis as well. The Company considers impairment charges to be special items. As such, the goodwill impairment charge would have no impact on the Company’s 2008 or 2009 adjusted results as compared to analyst estimates.

•	The misstatement did not have any impact on segment results. The primary measurement used by management to measure the financial performance of each segment is adjusted EBIT (earnings before interest and taxes, excluding the effect of amounts related to certain items that management considers not representative of ongoing operations such as impairment and restructuring, manufacturing rationalization and integration charges, one-time gains or losses on disposal of non-strategic assets, allocated receipts received or payments made under the Continued Dumping & Subsidy Offset Act (CDSOA) and gains and losses on the dissolution of subsidiaries). Because the misstatement related to a goodwill impairment loss, segment results would not have been impacted.

•	The misstatement did not have any impact on the Company’s compliance with loan covenants or other contractual agreements. The Company was in full compliance with all covenants and contractual agreements for 2008 and was expected to be in full compliance with all covenants and contractual agreements for 2009, with or without the error correction.

June 29, 2009
The Timken Company

•	The misstatement did not have the effect of increasing management’s compensation. Because management measures the financial performance of each segment based on adjusted EBIT, the Company’s incentive compensation is tied to adjusted EBIT.

•	The misstatement did not involve the concealment of an unlawful transaction.

•	The misstatement did not have any impact on cash flows. Impairment charges are non-cash items, and thus have no impact on the Company’s cash flows.
As a result of the Company’s review of both quantitative and qualitative considerations of materiality, management of the Company concluded the misstatement was immaterial to the Company’s 2008 results and the then-projected 2009 financial results and believed the judgment of a reasonable person relying on the financial statements would not have been changed or influenced by the inclusion or correction of the item.
In April 2009, prior to filing Form 10-Q, the Company again evaluated the impact of correcting the misstatement on its first quarter 2009 results in accordance with the provisions of SAB No. 99, SAB No. 108, SFAS No. 154 and APB No. 28. At the time of filing the Company’s Form 10-K for 2008, the $6.1 million misstatement was the only unrecorded difference. Subsequent to the filing of the Company’s Form 10-K, however, management noted an offsetting adjustment impacting 2008 results of $3.4 million. The net impact of both items on Income from Continuing Operations before Income Taxes for 2008 was an understatement of $2.7 million. Both items were corrected in the first quarter of 2009. Accordingly, management evaluated the $2.7 million net impact of correcting both errors on first quarter financial statements.
From a quantitative standpoint, in consideration of the Company’s first quarter operating results being at or near breakeven, management of the Company does not believe a reasonable person relying on the financial statements would have made decisions on the basis of Income (Loss) before Income Taxes. In making this assessment, the Company specifically considered that over the course of the eight quarters prior to the first quarter of 2009 (the four quarters of 2008 and 2007), the Company’s average quarterly Income from Continuing Operations before Income Taxes was approximately $88.5 million per quarter. In addition, as the Company was at or near breakeven, the Company also assessed materiality of the correcting the errors to first quarter 2009 revenue of $960.4 million. The impact of 0.3% of revenues was not considered to be material to management of the Company.
In addition, APB No. 28, paragraph 29, requires that in determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year. [The Company advises the Staff that the remainder of this paragraph is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83.]

June 29, 2009
The Timken Company

The Company also considered the same qualitative items prior to filing its Form 10-Q as it did prior to filing its Form 10-K for 2008 and concluded the following:
•	The correction of the misstatements did not mask a change in earnings or other trends. Specifically, Income (Loss) before Income Taxes decreased by $137.9 million from pre-tax income of $135.7 million for the first quarter of 2008 to a pre-tax loss of $2.2 million for the first quarter of 2009.

•	The correction of the misstatements did not hide a failure to meet analysts’ consensus expectations for the enterprise, as previously discussed.

•	The correction of the misstatements did not have any impact on segment results. The correction of the $6.1 million misstatement was not included in the Mobile Industries adjusted EBIT because it related to a goodwill impairment loss, and goodwill impairment losses are excluded from adjusted EBIT. The correction of the misstatement of $3.4 million had a minor impact on segment results. The total impact of the $3.4 million primarily affected the Mobile Industries and Process Industries segments, but the results for the Mobile Industries, regardless of whether the correction of the misstatements was recorded in the first quarter of 2009 or the fourth quarter of 2008, would still have resulted in a loss for the first quarter of 2009 and the results for Process Industries segment would have only slightly improved.

•	The correction of the misstatements did not have any impact on the Company’s compliance with loan covenants or other contractual agreements. The Company was in full compliance with all loan covenants and contractual agreements as of March 31, 2009, regardless of whether the correction of the misstatements was recorded in the first quarter of 2009 or the fourth quarter of 2008.

•	The correction of the misstatements did not have the effect of increasing or decreasing management’s compensation. The $6.1 million correction was not included in adjusted EBIT and thus will not have any impact on management’s anticipated 2009 incentive compensation. In addition, because of the Company’s estimated earnings for the 2009 full year, management will likely receive little or no incentive compensation for 2009.

•	The correction of the misstatements did not involve the concealment of an unlawful transaction.

•	The correction of the misstatements did not have any impact on cash flows, as previously discussed.
As a result of the Company’s review of both quantitative and qualitative considerations of materiality, management of the Company concluded that the correction of the misstatements was immaterial to both the first quarter of 2009, as well as the latest projected 2009 full-year results, and believed that the judgment of a reasonable person relying on the financial statements would not have been changed or influenced by the inclusion of these items.
As a result of the Company’s review of the materiality of correcting the misstatements in the first quarter 2009 results, management of the Company concluded that disclosure was not required because the items were not material and because it did not believe the views of a reasonable person relying upon the

June 29, 2009
The Timken Company

financial statements would have been significantly influenced for the reasons discussed above.
In an effort to improve disclosure, the Company will disclose the impact of the $6.1 million on the minority interests (noncontrolling interests in the current presentation), since minority interests are now disclosed on a separate line item in the Company’s Consolidated Statement of Income as a result of the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.”
In future filings, the Company will expand its disclosure to address the significant factors influencing the amount of income (loss) attributable to noncontrolling interests in Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as making similar disclosure in the footnotes to the financial statements, by providing disclosure similar to the following:
On January 1, 2009, the Company implemented SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called “minority interests”) to be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent’s equity. In addition, SFAS No. 160 requires that net income (loss) attributable to parties other than the Company be separately reported on the Consolidated Statement of Income. In the first quarter of 2009, net income (loss) attributable to noncontrolling interests increased by $6.1 million due to a correction of an error related to the $48.8 million goodwill impairment loss the Company recorded in the fourth quarter of 2008 for the Mobile Industries segment. In recording the goodwill impairment loss in the fourth quarter of 2008, the Company did not fully recognize that a portion of the goodwill impairment loss related to two separate subsidiaries in which the Company holds less than 100% ownership. As a result, the recognized loss was overstated by $6.1 million. Management concluded the effect of the first quarter adjustment was immaterial to the Company’s 2008 and first quarter 2009 financial statements.
Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President — Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.

June 29, 2009
The Timken Company

Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

cc:	Tracey McKoy Securities and Exchange Commission

Glenn A. Eisenberg The Timken Company

J. Ted Mihaila The Timken Company

Lawrence F. Cruise Ernst & Young